

Wells Fargo + Wachovia

- The Premier Coast-to-Coast Financial Services Company
- Best in Service, Best in Sales – Unbeatable Combination

November 2008

Forward-Looking Statements and Additional Information

This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the amount and timing of cost savings, added earnings and other benefits of the merger between Wells Fargo and Wachovia, the amount and timing of expected credit loss recognition and integration costs in connection with the merger, and the combined company's plans, objectives, expectations and intentions for the future. You should not unduly rely on forward-looking statements. They are based on the current beliefs and expectations of Wells Fargo's management and are subject to significant risks and uncertainties. The forward-looking statements speak only as of the date of this presentation, and Wells Fargo does not undertake to update such statements to reflect changes that occur after that date. Analyst earnings estimates are included for illustrative purposes only and are not projections of Wells Fargo or Wachovia.

There are a number of factors that could cause actual results to differ from those set forth in the forward-looking statements. These factors include, but are not limited to: the risk that the credit crisis will continue longer or be more severe than expected; the risk that Wells Fargo will incur more credit losses from Wachovia's loan portfolio than expected; the inability to obtain required approvals of the merger from regulatory authorities on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that cost savings and other expected benefits of the merger may not be fully realized or may take longer to realize than expected; the risk that deposit attrition will be greater than expected; the risk that disruption from the merger may make it more difficult to maintain business and operational relationships; the risk of new and changing governmental regulation; and the exposure of Wells Fargo to additional litigation as a result of the merger. Additional factors are described in Wells Fargo's Annual Report on Form 10-K for the year ended December 31, 2007, as updated by Wells Fargo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Such reports are available on the website of the Securities and Exchange Commission (www.sec.gov).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the relevant prospectus if you request it by contacting J.P. Morgan Securities Inc., Chase Distribution & Support Service, Attn: Charles Buckheit/Bob Foley, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 or by calling 718-242-8002.

INFORMATION ABOUT THE MERGER

The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia share-holders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC's website (www.sec.gov). Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about each company's directors and executive officers and their ownership of the company's common stock is contained in the definitive proxy statement filed for each company with respect to their respective 2008 annual meeting.

Wells Fargo Equity Offering Overview

WELLS FARGO

Issuer:	Wells Fargo & Company
Ticker / Exchange:	WFC / NYSE
Offering size:	$10bn+
Over-allotment:	15%
Share composition:	100% primary
Stock price (as of 11/04/08):	$35.11
Shares outstanding (pre-offer as of 10/27/08):	3,325,244,156
Market cap (as of 11/04/08):	$117bn
Joint bookrunners:	J.P. Morgan, Goldman Sachs, Morgan Stanley, UBS, Wachovia
Expected pricing:	November 6th
Use of proceeds:	General corporate purposes, including enhancement of Wells Fargo's capital position post-acquisition of Wachovia

Our Vision Has Not Changed For The Last 20+ Years

WELLS FARGO

"We want to satisfy all of our customers' financial needs, help them succeed financially, be the premier provider of financial services in every one of our markets, and be known as one of America's great companies."



Wells Fargo: A Diversified Financial Services Company



Wholesale Banking/Commercial Real Estate 9%
Community Banking 34%
Consumer Finance 6%
Specialized Lending 17%
Home Mortgage & Home Equity 17%
Investments & Insurance 17%

- Focus on consumer, small business and middle-market relationships
- Broad diversification
- 80+ businesses = 80+ growth opportunities
- Cross-sell synergies

Note: Wells Fargo earnings based on normalized historical averages and near future year expectations excluding Wachovia

Wells Fargo: A Decade of Consistent, Profitable Growth

Pre-Tax Pre-Provision Earnings ($ billions)



1 Yr CAGR = 25%
5 Yr CAGR = 13%
10 Yr CAGR = 15%
$5.2
$7.4
$7.8
$7.2
$10.5
$11.2
$12.5
$13.9
$14.9
$16.6
$20.8*
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Note: Revenue less noninterest expense
*2008 annualized based on $15.6bn YTD 9/30/08

Wells Fargo: Strong, Consistent Track Record for Shareholders

WELLS FARGO

ROE Averages

	Q3'08	1 Yr	3 Yr	5 Yr
Wells Fargo	14%	14%	18%	18%
Bank of America	3%	4%	12%	14%
JPMorgan Chase	2%	6%	11%	10%
Citigroup	(9%)	(16%)	7%	11%
Peer Average*	4%	5%	11%	13%

Total Shareholder Return[1]

	WFC	S&P 500
1 Yr	10%	(22%)
5 Yr	12%	5%
10 Yr	11%	3%
20 Yr	19%	10%

Consistent dividend growth: 15% CAGR since 1989

Sources: SNL Financial and Bloomberg
Note: Financial data as of September 30, 2008
[1] Total shareholder return through September 30, 2008
*Includes BAC, JPM, C, BBT, COF, RF, STI, USB

The New Wells Fargo

Premier Coast-to-Coast Financial Services Franchise

WELLS FARGO

Strategic Fit

- ✓ Dominant position with all buyers of financial services in U.S. – consumer, small business, commercial/wholesale
- ✓ Unparalleled distribution network – stores, ATMs, phone and online banking
- ✓ Commanding presence in attractive U.S. markets – population growth, density, affluence
- ✓ Combines best sales/cross-sell company with best service company

Financially Compelling

- ✓ Highly accretive in year 3 and thereafter: 20%+ GAAP; approximately 30% CASH
- ✓ 20% IRR
- ✓ EPS accretion and IRR are before potentially significant revenue synergies, and based on conservative assumptions
- ✓ Stronger internal capital generation (free cash flow) than WFC before acquisition

Improved Risk Profile

- ✓ Greater geographic diversification
- ✓ Credit exposure "de-risked" through upfront purchase accounting marks
- ✓ Stronger balance sheet – capital/liquidity
- ✓ Conform investment bank to Wells Fargo business model
- ✓ Reduce large corporate, commercial real estate, structured credit products and run-off Option ARMs

Unparalleled Customer Base and Distribution

WELLS FARGO

Significant Customer Base (millions)

	WELLS FARGO		WACHOVIA		Combined[1]
Total retail households	11.4	+	11.6	→	23.0
Small business customers	1.6[2]		0.6		2.2
Active online customers	10.8		5.3		16.1

Powerful Distribution

	WELLS FARGO		WACHOVIA		Combined
Banking stores	3,339	+	3,314	→	6,653
Commercial lending offices	93		n.m.		93
Total stores	5,897		5,108		11,005
ATMs	6,960		5,303		12,263

Source: Company filings, data as of 9/30/08
[1] Not adjusted for customers in common
[2] As of 8/30/08

The New Wells Fargo Banking Franchise

WELLS FARGO

U.S. Banking Stores

Rank	Institution	Stores (#)
1	Pro forma Wells Fargo	6,653
2	Bank of America	6,208
3	JPMorgan Chase	5,462
-	Wells Fargo	3,339
-	Wachovia	3,314
4	PNC	2,747

U.S. Deposits ($ billions)

Rank	Institution	Deposits
1	Bank of America	$720
2	Pro forma Wells Fargo	713
3	JPMorgan Chase	649
-	Wachovia	420
-	Wells Fargo	294
4	Citi	224

Company Data ($ millions)

	WELLS FARGO	WACHOVIA
Assets	$622,361	$764,378
Total loans, net	403,184	482,373
Total deposits	353,574	418,840
Core deposits	334,076	370,054
Mutual fund AUM	163,366	87,100

Source: SNL Financial and Company data

Note: Company data as of September 30, 2008; U.S. Banking store data as of September 18, 2008; U.S. deposit data as of June 30, 2008; Proforma for pending acquisitions

Unparalleled Market Position

Largest, Most Extensive Banking Store Network Across the U.S.



Wells Fargo retail banking stores — 3,339
Wachovia retail banking stores — 3,314
Total combined retail banking stores — 6,653

Source: SNL Financial

Note: Data as of September 30, 2008

Leading Market Share Across U.S.

WELLS FARGO

Adjusted deposits in key states - $ in billions


Wells Fargo
Wachovia
$127.2
$35.9
$91.3
$58.6
$58.6
$40.3
$11.6
$28.7
$25.9
$25.9
$22.3
$22.3
$21.3
$21.3
$21.3
$21.3
$20.5
$20.5
$16.2
$4.8
$11.4
$15.8
$2.7
$13.0
$15.3
$15.3
California
Florida
Texas
New Jersey
North Carolina
Virginia
Pennsylvania
Georgia
Colorado
Arizona
Minnesota

	% of total
Deposits[1] in states with #1 rank	44%
Deposits[1] in states with top 2 rank	82
Deposits[1] in states with top 3 rank	93

	California	Florida	Texas	New Jersey	North Carolina	Virginia	Pennsylvania	Georgia	Colorado	Arizona	Minnesota
Rank	2	1	1	1	1	1	2	1	1	1	1
Market share	18.5%	17.4%	11.8%	13.0%	17.7%	16.3%	9.2%	13.7%	19.6%	21.3%	17.1%
Pop. Growth (%)	6.8%	11.6%	11.3%	2.9%	9.3%	7.4%	1.6%	12.3%	9.0%	17.5%	5.2%

Source: SNL Financial
Note: Deposit data as of June 30, 2008 (pro forma for acquisitions; excludes deposits greater than $500mm in a single banking store); Population growth 2008-2013
[1] Unadjusted deposits (includes deposits greater than $500mm in a single banking store)

Well Positioned in High Growth Markets

Adjusted Deposit-Weighted Population Growth 2008-2013 (%)

WELLS FARGO



Peer average: 4.7%
2.6%
3.7%
4.9%
5.7%
6.5%
7.6%
PNC
C
USB
JPM
BAC
WFC

Source: SNL Financial

Note: Deposit data as of June 30, 2008 (pro forma for acquisitions; excludes deposits greater than $500mm in a single banking store)

Retail Banking - Revenue Opportunities

($ billions, as of 9/30/08)

	WELLS FARGO	WACHOVIA	Opportunities
Consumer / Small Business *(avg retail core deposits)*	$234	$252	▪ Significantly increase WB cross sell ▪ Leverage WB retail cross-sell opportunity ▪ Rationalize deposit pricing
Mortgage Banking *(YTD mortgage originations)*	$180	$45	▪ WFC retail origination machine + attractive WB retail customers
Credit Card *(customer penetration)*	38%	12%[1]	▪ Significantly deepen penetration of WB customer base with WFC credit/debit cards
Auto Lending *(receivables/loans)*	$25[2]	$23	▪ Adopt best practices underwriting, service and collections ▪ Re-price
Home Equity *(loans)*	$84	$63	▪ Expand direct retail ▪ Re-price

Note: Not included in model

[1]As of April 2008

[2]Wells Fargo Financial's auto portfolio

Commercial / Wholesale Opportunities

($ billions, as of 9/30/08)

	Wells Fargo	Wachovia	Opportunities
Middle Market Commercial *(loans)*	$31.4	$31.7	▪ Similar business models ▪ Significantly increase WB cross-sell
Large Corporate *(loans)*	$4.6	$32.9	▪ Retain/build long term relationships, right size remainder ▪ Reduce structured credit products
Commercial Real Estate *(loans)*	$31.4	$53.9	▪ Retain/build long term relationships ▪ Scale back WB's home builder, condo development, land exposure over time
Treasury Management *(avg wholesale core deposits)*	$65.0	$45.0[1]	▪ Cross-sell to appealing East Coast commercial relationships ▪ Leverage infrastructure
International *(YTD revenue)*	$0.5	$0.5	▪ Combine WFC's deep relationships with U.S. exporters and WB's extensive international correspondent network ▪ Opportunities to create world-class trade finance, FX, global payments business
Insurance *(YTD revenue)*	$1.5	$0.2	▪ Largest bank-owned insurance broker ▪ World's 5th largest insurance agency ▪ Significant cross-sell to WB commercial customers
Investment Banking / Capital Markets			▪ Conform to WFC business model: relationship focus

[1] Commercial banking and corporate lending deposits

Wealth Management/Securities Opportunities

WELLS FARGO

($ billions, as of 9/30/08)

	WELLS FARGO	WACHOVIA	Opportunities
Mutual Funds *(AUM)*	$163	$87	▪ 4th largest bank mutual fund complex ▪ Leverage infrastructure
Securities/Brokerage *(# of Series 6 and 7 brokers)*	2,638	19,082	▪ Consolidate ▪ 3rd largest U.S. full service brokerage firm based on financial advisors
Asset Management *(AUM – includes Mutual Funds)*	$212	$254	▪ Rationalize products ▪ Leverage infrastructure
Wealth Management *(avg 3Q deposits)*	$23	$15	▪ Expand significantly across U.S.

Both organizations have a strong track - record of successfully integrating companies

WELLS FARGO

- Wells Fargo has successfully completed over 280 acquisitions in the past 20 years
- Norwest / Wells Fargo merger is the template for a measured and controlled integration
- Wells Fargo has proven experience in integrating acquisitions while retaining and growing customer base
- Wachovia has significant integration and integration tracking/communication experience

Transaction Overview

WELLS FARGO

Terms	Fixed exchange ratio = .1991 WFC share for each WB share
Cost synergies	$5bn annual expense reduction
Revenue synergies	Substantial opportunities, not included in model
Balance sheet & credit assumptions	Right-size balance sheet, conservative deposit and credit assumptions
Merger costs	$8bn
Approvals	Regulatory approvals from FRB/OCC received Wachovia shareholder approval pending
Capital raise	$10bn+ of common stock

Financial Overview

WELLS FARGO

- Significant EPS accretion
  - 20%+ GAAP, approximately 30% CASH year 3 and thereafter[1]
- High IRR = 20%
- De-risked balance sheet
- $39bn initial estimated credit marks
- Conservative assumptions
  - Significant revenue opportunities not included in model
  - Expense saves = 10% of combined expenses
  - $60bn life of loan losses reconfirmed post due diligence
  - EPS accretion does not assume any share buyback
  - 21% WB deposit run-off between 9/30/08 and 12/31/09 (primarily higher cost CDs)
  - WB earning assets decline by 20% between 9/30/08 and 12/31/09 as higher risk assets are marked-to-market, sold and run-off

[1] Excludes cost and incremental return on TARP capital

Illustrative Net Income Potential Excluding Revenue Synergies

($ billions, after-tax)

WELLS FARGO



$7.9
$9.9
$10.9
2009
2010
2011

- GAAP net income based on I/B/E/S median estimate as of 10/3/08 for 2009 and 2010 (assumes 10% growth in 2011)[1]

WACHOVIA

(pre-synergies)



$4.1
$0.6
2009
2010
2011
($0.9)

- WFC model estimates including adjustments for assumed loan/deposit run-off, purchase accounting marks and projected post close credit losses, etc; projections updated for actual results as of 9/30/2008

Added earnings from cost saves



$2.8
$3.1
2009
2010
2011
($2.0)

- Net of merger and integration expenses
- $3bn of merger expenses incurred in 2008; $5bn in 2009 (pre-tax)

Note: I/B/E/S median included for illustrative purposes only and does not necessarily reflect current management expectations; Actual results may vary; Wells Fargo and Wachovia net income does not include the effect of any preferred dividends; Wachovia net income includes pro forma after-tax intangible amortization expense of $1.5bn, $1.3bn, $1.2bn in 2009, 2010 and 2011 respectively

De-Risked Balance Sheet

WELLS FARGO

- $60bn life of loan loss re-confirmed
- 2/3rd of credit losses marked at close
- Remainder incurred in next three years (EPS accretion exceeds 20% after year 3)
- Run-off of higher-risk, non-relationship, lower return assets; large corporate, structured commercial products, commercial real estate, and Pick-a-Pay
- Liquidity enhanced through acquisition of $370bn of core deposits

Conservative Expense Saves

($ billions, pre-tax)

▪ **Overlapping Businesses & Infrastructure** *Efficiency saves in General Banking, Investment Banking, Capital Markets & Operations and normalization of market disruption expenses (e.g., OREO & Litigation)*	**3.0**
▪ **Corporate Functions** *Elimination of duplicative corporate overhead inclusive of compensation & benefits, director fees, telecom, equipment, professional service fees and marketing expenses*	**1.4**
▪ **Occupancy** *Expense saves related to expected branch and other business line office closures & reduction in equipment expenses in support of consolidating operations*	**0.4**
▪ **Other** *Other Sundry expense reductions*	**0.2**
▪ **Total**	**$5.0bn**

Saves Are Only 10% of The Companies' Combined Expense Base and are Expected to be Achieved by the End of Year 2

Revenue Synergy Opportunity



Wells Fargo Cross-Sell
3
5.7
6.3
1998*
3Q08 Consumer
3Q08 Wholesale

- Opportunity to increase cross-sell to Wachovia's consumer and wholesale banking customers
- Opportunity to increase sales capacity in Wachovia's retail banking stores
- Opportunity to leverage Wachovia's service experience in Wells Fargo's retail banking stores

*Norwest only as of 1998

Capital Management

	Pro Forma Year 3	Management Minimum
Tier 1 Leverage	9%	6%
Tier 1 Capital Ratio	11%	8%

- Tier 1 Capital at close - approximately $100bn
- No share buyback assumed for EPS accretion
- Transaction stands on its own without TARP
- TARP investment expected to be long-term non-dilutive since it will either earn a return in excess of its cost or will be called pursuant to its terms

Note: Pro forma year 3 capital levels and expected Tier 1 Capital at close reflect $25bn TARP and anticipated capital raise of up to $20bn, primarily common stock

Key Milestones

Definitive merger agreement	✓ October 3, 2008
FTC clearance	✓ October 10, 2008
Fed/OCC approval	✓ October 12, 2008
Preferred share exchange	✓ October 20, 2008
Projected WB shareholder meeting	December 2008
Expected close	December 31, 2008

WB - Life of Loan Loss Detail

WELLS FARGO

Portfolio ($ billion)	Loans 9/30/2008	Estimated Credit Losses At-Close	Post-Close	Total ($bn)	Total (%)
Corporate/Investment Bank	$111.9	($10.8)	($3.4)	($14.2)	(12.7%)
General Banking Group (GBG)/Wholesale	61.9	(0.5)	(1.3)	(1.8)	(2.9%)
Wealth Management Group (WMG), Capital Management Group (CMG) & Other	45.1	(0.5)	(0.9)	(1.4)	(3.1%)
Total Commercial	$218.9	($11.8)	($5.6)	($17.4)	(7.9%)
Pick-a-Pay	$122.5	($25.2)	($10.6)	($35.8)	(29.3%)
Other Mortgage	28.0	(0.6)	(0.3)	(0.9)	(3.4%)
Home Equity	62.6	(0.7)	(2.8)	(3.5)	(5.6%)
Auto	22.9	(0.2)	(1.1)	(1.3)	(5.7%)
Other	27.5	(0.6)	(0.4)	(1.0)	(3.6%)
Total Consumer	$263.5	($27.4)	($15.2)	($42.6)	(16.2%)
Grand Total	$482.4	($39.2)	($20.8)	($60.0)	(12.4%)

Note: Totals may not tie due to rounding; Amounts are pre-tax and will be updated at close

WB - Pick-a-Pay ARMs

- $122bn outstanding:
  - 58% secured by California real estate
  - Weighted average LTV at origination 76%
  - 80%+ stated income with average 675 FICO
- Recast at 125% loan balance or 10 years minimizes contractual payment shock
- Remaining losses after purchase accounting to peak in 2010

Loss Projection	LOL (% / $bn)	Discussion
WB	21% / $26	Most recent analysis by company based on standard statistical analysis and 3rd party home price indices
WFC	29% / $36	WFC expectation based on internal housing valuation assumptions used in other real estate secured portfolios

- Loss mitigation program appears to have significant potential. Life of loan loss projections do not incorporate any loss mitigation program impacts

WB - Home Equity

WELLS FARGO

- Relatively good credit profile in a $63bn portfolio
  - Retail only distribution > 95%
  - 44% in first lien position
  - 50% fixed rate
  - 54% < 80% CLTV / 10% > 90% CLTV
- Lack of geographic concentrations
  - 19% Florida
  - 12% New Jersey
  - 10% North Carolina and Pennsylvania

Loss Projection	LOL (% / $bn)	Discussion
WFC	5.6% / $3.5	Vintage loss curves, using WFC experience adjusted for WB credit metrics and exclusive Retail distribution

WB - Other Consumer Portfolios

WELLS FARGO

- Key portfolios include:

Product	Amount Outstanding ($bn)	LOL ($bn)	Discussion
Indirect Auto	$23	$1.3	Near prime portfolio. Pricing will be adjusted upward over time
Other Mortgage	$28	$0.9	Alt-A, WB originations and purchased
Student Loans	$11	$0.3	Government guaranteed

- We will evaluate the consolidation of WB and WFC Indirect auto
- Mortgage and student loans will be assimilated into existing WFC loan servicing
- There are no material risks in repurchase reserves and no risk sharing arrangements with mortgage insurance companies

As of 9/30/08

WB - Commercial Loan Overview

WELLS FARGO

- Total portfolio divided into 20 segments, based on product type, collateral, and inherent credit risk
- Loan level analysis and valuation performed when possible
- MIS supplemented with WB lender interviews
- WB commercial credit underwriting and problem recognition process will be upgraded to WFC standards
- WB risk ratings aligned to WFC risk ratings to determine life-of-loan losses
- WB's slightly higher concentrations by industry and with a single borrower will be reduced over time

WB - Commercial Portfolios

($ billions)

	WB Outstandings[1]	LOL / % of Outstandings
Large Corporate/ Structured Products	$32.9	$2.7 8.2% of outstandings
Middle Market / Commercial	$31.7[2]	$1.1 3.5% of outstandings
Commercial Real Estate	$53.9[3]	$9.6 17.8% of outstandings
Commercial Finance (ABL, equipment leasing)	$11.6	$0.9 7.8% of outstandings

[1] As of September 30, 2008
[2] Commercial and Government banking
[3] Real estate capital markets and financial services

The New Wells Fargo

WELLS FARGO

- Strong strategic fit, as our retail & wholesale banking platforms, and our product capabilities, create the premier coast-to-coast financial services franchise
- Financially compelling:
  - Highly accretive in year 3 and thereafter: 20%+ GAAP; approximately 30% CASH
  - 20% IRR
  - EPS accretion and IRR are before potentially significant revenue synergies, and based on conservative assumptions
  - Improved risk profile